

Investor Presentation (Q1 2017)
(financials as of Q4 2016)

John Iannone

Vice President, Investor Relations

304-905-7021

Forward-Looking Statements

Forward-looking statements in this report relating to WesBanco's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The information contained in this report should be read in conjunction with WesBanco's Form 10-K for the year ended December 31, 2015 and documents subsequently filed by WesBanco with the Securities and Exchange Commission ("SEC"), including WesBanco's Form 10-Q for the quarters ended March 31, June 30, and September 30, 2016, which are available at the SEC's website, www.sec.gov or at WesBanco's website, www.wesbanco.com. Investors are cautioned that forward-looking statements, which are not historical fact, involve risks and uncertainties, including those detailed in WesBanco's most recent Annual Report on Form 10-K filed with the SEC under "Risk Factors" in Part I, Item 1A. Such statements are subject to important factors that could cause actual results to differ materially from those contemplated by such statements, including, without limitation, the effects of changing regional and national economic conditions; changes in interest rates, spreads on earning assets and interest-bearing liabilities, and associated interest rate sensitivity; sources of liquidity available to WesBanco and its related subsidiary operations; potential future credit losses and the credit risk of commercial, real estate, and consumer loan customers and their borrowing activities; actions of the Federal Reserve Board, the Federal Deposit Insurance Corporation, the SEC, the Financial Institution Regulatory Authority, the Municipal Securities Rulemaking Board, the Securities Investors Protection Corporation, and other regulatory bodies; potential legislative and federal and state regulatory actions and reform, including, without limitation, the impact of the implementation of the Dodd-Frank Act; adverse decisions of federal and state courts; fraud, scams and schemes of third parties; internet hacking; competitive conditions in the financial services industry; rapidly changing technology affecting financial services; marketability of debt instruments and corresponding impact on fair value adjustments; and/or other external developments materially impacting WesBanco's operational and financial performance. WesBanco does not assume any duty to update forward-looking statements.



1

Who and Where We Are

- ➤ Founded in 1870
  - $9.8 billion in assets
  - Strong community banking roots
  - Headquartered in Wheeling, WV

- ➤ Top share across legacy and diverse, major metropolitan markets
  - Balanced market distribution
  - Strong demographic trends across footprint

- ➤ Diversified and well-balanced
  - Multiple revenue generation engines
  - 100-year old trust business
  - Proprietary mutual fund family

- ➤ Strong credit quality and regulatory compliance



Top Share in Diverse Markets



Broad and Balanced Market Distribution

Loans
- KY 8%
- IN 9%
- PA 20%
- WV 29%
- OH 34%

Deposits
- KY 10%
- IN 8%
- PA 21%
- WV 33%
- OH 28%

Note: asset, location, loan, & deposit data as of 12/31/2016; market share based on 2016 MSA deposit rankings (source: S&P Global) (approximated on map by circles) (Pittsburgh MSA excludes BNY Mellon; Columbus MSA excludes single Wells Fargo branch & Nationwide Insurance)

Key Differentiators

➢ Emerging financial services company with a community bank at its core

- Diversified revenue growth engines with a critical focus on credit quality
- Well-balanced loan and deposit distribution across broad footprint
- Robust legacy market share combined with diverse metropolitan markets
- Top ten market share in the Columbus, Louisville, and Pittsburgh MSAs
- Strong legacy of credit and risk management

➢ Solid, and growing, non-interest income generation

- $3.7B of assets under management, including $0.9B in our *WesMark Funds*
- Operating non-interest income increased 7% year-over-year during 2016

➢ Focus on customer service to ensure a relationship that meets all customer needs efficiently and effectively

➢ Strong expense management culture with a year-to-date efficiency ratio of 56.7%, despite having sizable fee-based businesses



Note: market share based on 2016 MSA deposit rankings (source: S&P Global); financial data as of quarter ending 12/31/2016; please see the reconciliations to GAAP results in the appendix

Investment Rationale

➤ Well-balanced financial services company with a diversified earnings stream

➤ Strong legacy of credit and risk management

➤ Disciplined growth, balanced by a fundamental focus on expense management, that delivers positive operating leverage and increases shareholder value

➤ Well-defined growth and $10B asset threshold strategies for long-term success of key stakeholders

➤ Favorable asset quality and operating metrics when compared to peers

➤ Focus on shareholder value through earnings and dividend growth

➤ Stock trades at a 2-3x multiple discount – despite above peer-average financial performance

Well-positioned for continued, high-quality growth with strong upside market appreciation potential





Growth Strategy

Long-Term Growth Strategies

- ➢ Diversified loan portfolio with a focus on Commercial and Industrial (C&I)
    - Increased productivity from and enhancements to the commercial lending team

- ➢ Long history of strong wealth management capabilities
    - Proprietary mutual funds, and a century of trust experience
    - Established wealth management, insurance, and private banking services are keys to fee income strategy

- ➢ Traditional retail banking services strategies
    - Focus on customer service and convenience
    - Customer needs-based product delivery through our various channels

- ➢ Strong culture of expense management
    - Focus on delivering positive operating leverage while making necessary growth-oriented investments
    - Emphasis on technology implementation to streamline and improve processes

- ➢ Franchise expansion in contiguous markets
    
    - Targeted acquisitions within a reasonable geographic hub of our headquarters 6

Diversified Loan Portfolio

- ➤ Focus on expanding Commercial and Industrial (C&I) business
  - ▪ Dedicated C&I and Business Banking teams in all major metropolitan markets while retaining our traditional CRE/LCD expertise

- ➤ Full suite of treasury management products, including international services, foreign exchange, and enhanced wire and lockbox capabilities

- ➤ Average loans to average deposits ratio of 87.6% provides significant opportunity for growth

- ➤ Minimal lending exposure to the oil, gas, and coal industries
  - ▪ <1% direct + <1% indirect exposure



$6.2 Billion Loan Portfolio

- Comm'l & Industrial 18%
- Consumer 6%
- HELOC 8%
- Residential R/E 22%
- Comm'l R/E: Land, Construction 8%
- Comm'l R/E: Improved Property 38%

Five-Year CAGR

Loan Category	Total	Organic
C&I	21%	10%
HELOC	15%	10%
Residential R/E	17%	6%
Comm'l R/E (Total)	11%	4%
Consumer	9%	(3%)



Note: loan and deposit data as of 12/31/16; oil, gas, and coal exposures as percent of total loan portfolio; CAGR based on 12/31/11; organic CAGR excludes loans acquired from Your Community Bankshares (9/9/16), ESB Financial (2/10/15), and Fidelity Bancorp (11/30/12)

Strong Wealth Management Capabilities

Trust & Investments

- $3.7B of trust and mutual fund assets under management
- 5,000+ relationships
- Growth opportunities from shale-related private wealth management
- Expansion in Kentucky and Indiana
- WesMark funds



Trust Assets
(Market Value as of 12/31) ($B)

$2.3 (2002) $3.1 (2007) $3.2 (2012) $3.7 (2016)

CAGR 4%

Insurance

- Personal, commercial, title, health
- Expand title business in all markets
- Applied rating system utilization
- TSA services for small business healthcare plans

WesBanco
Wealth Management Services

Securities Brokerage

- Securities investment sales
- Licensed banker program
- Regional player/coach program
- Expand external business development opportunities
- Expansion in Kentucky and Indiana



Private Banking Loans and Deposits
(as of 12/31) ($MM)

$100 (2013) $185 (2014) $270 (2015) $365 (2016)

CAGR 54%

■ Loans ■ Deposits

Private Banking

- $365MM in private banking loans and deposits
- 1,300+ relationships
- Growth opportunities from shale-related private wealth management
- Expansion in Kentucky and Indiana


Note: assets and clients as of 12/31/16; chart financials as of 12/31

Retail Banking Strategies

➢ Efficient financial center network with effective staff management and technology utilization supported by centralized, low-cost back office functions

➢ Transitioning financial center personnel from transaction-based to needs -based sales activity
  - Full integration of CRM system to track relationships and referrals
  - Centers in key markets have bankers licensed to offer investment products
  - Majority of center managers have completed or are enrolled in our Business Banking Academy program
  - Growth in demand deposits, business banking loans, and e-banking fees

➢ Continuous reviews for financial center optimization
  - Technology deployments and an omni-channel distribution model
  - Since 2012, closed ten offices, downsized five, and opened three new offices in more attractive markets



Note: location data as of 12/31/2016

Strong Culture of Expense Management

- Fundamental focus on expense management to deliver positive operating leverage and increase shareholder value
  - "Rule-of-thumb" target is $2 of return on each $1 of investment

- Scalable technology infrastructure supports both organic and acquisition-related growth without significant additional investment

- Regular review of all operational and information technology contracts and services to ensure quality while controlling costs

- Introduced software and cost control tools to enhance overall combined purchasing efforts and to better manage travel expenses

- Utilize technology to reduce travel cost and enhance communication
  - Communication infrastructure modernization
  - Upgrade of phone systems and increased utilization of video conferencing
  - Elimination of all personal computers with installation of "thin-client" technology



Franchise Expansion

- Targeted acquisitions in existing markets and new higher-growth metro areas

- Critical, long-term focus on shareholder return

- Adequate capital and liquidity, along with strong regulatory compliance processes, provides ability to execute transactions quickly

- Diligent efforts to maintain a community bank oriented value-based approach to our markets

- History of successful acquisitions that have improved earnings

Contiguous Markets Radius



Recent Acquisitions

- YCB: announced May-16; closed Sep-16
- ESB: announced Oct-14; closed Feb-15
- Fidelity: announced Jul-12; closed Nov-12
- AmTrust (5 branches): announced Jan-09; closed Mar-09
- Oak Hill: announced Jul-07; closed Nov-07



$10 Billion Asset Threshold Plan

➢ Methodically phasing in the costs of processes, personnel, and enhancing our strong compliance management system

- Liquidity, loan, and capital stress testing in preparation for DFAST reporting
- Currently anticipate no large, single-period investment requirement
- Current environment does not change plans or infrastructure build

➢ Continuing to monitor and assess the timing and impact of crossing either organically or via disciplined, franchise-enhancing acquisition

- Balance sheet remix strategy provides time to complete infrastructure build while maintaining loan growth
- Anticipate crossing the threshold in late-2017 or 2018
- Potential acquisition must enhance shareholder value and be accretive to help cover potential income impacts from interchange income caps and additional FDIC expenses
  - Preference would be an in-market transaction that would grow market position while allowing meaningful cost savings



Above Peer Group Performance

➢ Disciplined execution upon growth strategies providing above peer group performance across key operating metrics

Return on Tangible Common Equity



Return on Average Assets



Efficiency Ratio



Non-Performing Assets to Total Assets





Note: financial data as of 12/31; current year data as of 12/31/2016; please see the reconciliations in the appendix; peer group includes SRCE, CHFC, CBU, EGBN, FNB, FCF, FFBC, FRME, NBTB, ONB, PRK, PNFP, STBA, TMP, TOWN, UBSH, UBSI; peer ratios from S&P Global and company reports (as of 2/6/17) and represent simple averages for ROTCE & efficiency ratio, and weighted averages for ROAA & NPAs to

13







Returning Value to Shareholders

- Focus on appropriate capital allocation to provide flexibility while continuing to enhance shareholder value
- Q4 2016 dividend payout ratio 40.7%, compared to 36.8% for bank group
- Q4 2016 dividend yield 2.3%, compared to 1.6% for bank group

Quarterly Dividend per Share ($)

$0.14
+71%
$0.24
4Q10
4Q16

Tangible Book Value per Share ($)

$12.09
+42%
$17.19
4Q10
4Q16

Note: dividend through November 2016 declaration announcement; WSBC dividend payout ratio based on earnings per share excluding restructuring & merger-related costs; WSBC dividend yield based upon 2/3/17 closing stock price of $41.67; bank group ($5B to $10B total assets) dividend data as of 4Q2016 (source as of 2/6/17: S&P Global)

14



Financial Overview

Financial and Operational Highlights – Q4 2016

➤ Net income up 12.7% and EPS of $0.59 (excluding merger-related costs)

➤ Return on tangible common equity of 13.9% (excluding merger-related costs)

➤ Converted and integrated YCB into WSBC during November 4th weekend
  - Some of the expected cost savings began to occur post-conversion

➤ Remain focused on long-term expense management and positive operating leverage

➤ Steady and meaningful progress on balance sheet remix strategy
  - Total portfolio loans represent 64% of total assets, versus 60% last year
  - Total demand deposits represent 47% of total deposits, versus 40% last year
  - 3.4% organic loan growth over past 12 months, reflects $2B in loan originations and construction pay-offs as projects moved to the permanent marketplace
  - ~60% of total loan portfolio is either variable or adjustable rate, with approximately two-thirds of combined CRE and C&I loans in this group
  - Loan pipelines remain robust, and anticipate mid-single digit overall loan growth during 2017, tempered by quarterly construction loan portfolio fluctuations



Note: financial data as of quarter ending 12/31/2016, which reflects impact of the YCB and ESB mergers, and compared to the quarter ending 12/31/2015; please see the reconciliations to GAAP results in the appendix

Financial Performance Summary (Non-GAAP)

($000s, except earnings per share)	Three Months Ending			Twelve Months Ending		
	12/31/2015	12/31/2016	*Change*	12/31/2015	12/31/2016	*Change*
Net Income [1]	$23,033	**$25,963**	*12.7%*	$87,965	**$95,254**	*8.3%*
Diluted Earnings per Share [1]	$0.60	**$0.59**	*(1.7%)*	$2.34	**$2.37**	*1.3%*
Net Charge-Offs as % of Average Loans [2]	0.20%	**0.08%**	*(12bp)*	0.20%	**0.08%**	*(12bp)*
Net Interest Margin (FTE)	3.32%	**3.42%**	*10bp*	3.41%	**3.32%**	*(9bp)*
Return on Average Assets [1]	1.08%	**1.06%**	*(2bp)*	1.08%	**1.07%**	*(2bp)*
Return on Average Tangible Equity [1]	14.69%	**13.91%**	*(78bp)*	14.58%	**13.96%**	*(62bp)*
Efficiency Ratio [1]	56.34%	**58.13%**	*179bp*	57.05%	**56.69%**	*(36bp)*

(1) excludes merger-related expenses
(2) all figures are three month ending figures; do not disclose year-to-date figures
Note: please see the reconciliations to GAAP results in the appendix; Your Community Bankshares merger closed September 9, 2016; ESB Financial merger closed February 10, 2015



Net Interest Margin

➢ During 2016, net interest margin (NIM) was impacted by:

- Increased funding costs associated with a higher proportion of Federal Home Loan Bank medium-term borrowings and lower earning asset yields
- Average loan rates declined due to the low interest rate environment, lower spreads on existing loan repricing, and competitive new loan pricing

➢ NIM has shown stability and improvement over last few quarters from combination of balance sheet remix strategy and the YCB acquisition

- Positioned for asset sensitivity in a rising interest rate environment
- Continued loan growth and balance sheet remix strategy will, over time, improve asset yields as average loan rates are higher than securities rates
- Purchase accounting benefit from YCB acquisition



Net Interest Margin (FTE)

Annual			Quarterly		
3.61%	3.41%	3.32%	3.60%	3.32%	3.42%
2014	2015	2016	4Q14	4Q15	4Q16



18

Interest Rate Sensitivity

➤ Positioned for asset sensitivity in rising rate shock and ramp environments

Immediate Change in Interest Rates	Change in Net Interest Income from Base over One Year	
	December 31, 2015	December 31, 2016
+1% Rate Shock	+3.6%	+3.1%
+2% Rate Shock	+5.5%	+4.6%
+3% Rate Shock	+6.2%	+4.7%
+2% Rate Ramp	+3.0%	+3.2%
(1%) Rate Shock	(2.7%)	(2.3%)
EVE +2% Rate Shock	+1.9%	+6.7%
EVE (1%) Rate Shock	(8.8%)	(9.8%)

 Note: "EVE" is the economic value of equity, which is defined as the market value of equity in various increasing and decreasing rate scenarios

Securities Portfolio

- ➤ Securities portfolio represents ~24% of total assets (compared to ~29% last year)
  - Scheduled maturities and select sales of short-term, lower-yielding securities to help manage risk and portfolio efficiency while funding loan growth during Q4 2016
- ➤ Portfolio characteristics:
  - No credit-related issues
  - Few callable agency and no high-premium mortgage-backed securities
  - Average tax-equivalent yield 2.93%
  - Weighted average life ~4.6 years
  - 45% unpledged
- ➤ Portfolio reduction is a component of balance sheet remix strategy
  - Provides flexibility to support loan growth over the next couple of years
  - Help maintain balance sheet size under $10 billion of assets in the near-term



Composition as of 12/31/2016

Total Securities = $2.3B



Note: financial data as of 12/31/2016

Diversified Revenue Generation: Non-Interest Income

- ➢ Operating non-interest income contributed 24% of net revenue during 2016

- ➢ Q4 2016 operating non-interest income reflects:
    - Commercial customer loan swap fee income as customers remain receptive to the back-to-back fixed rate swap product in the current interest rate environment
    - Growth in electronic banking and deposit fees from a larger customer deposit base from the addition of the new Indiana and Kentucky markets
    - Brokerage revenue negatively impacted by market factors and an emphasis on deposit retention



Operating Non-Interest Income ($MM)



Note: operating non-interest income (excludes gain/loss on securities and on sale of OREO property) is a non-GAAP measure, please see the reconciliations to GAAP results in the appendix

Risk Management and Regulatory Compliance

➢ Strong legacy of credit and risk management based upon conservative underwriting standards

➢ Five consecutive "outstanding" CRA ratings

➢ Liquidity, loan, and capital stress testing in preparation for post-$10 billion asset threshold DFAST reporting

➢ Enhancing our strong compliance management system

➢ Strong risk-based capital ratios well above regulatory requirements





Note: Your Community Bankshares merger closed September 9, 2016



Appendix

Stock Performance: Long-Term Cumulative Return



Note: cumulative return since WSBC IPO compared to the cumulative return for the S&P500 Index over the same time period

24

Experienced and Stable Management Team

Executive	Position	Years in Banking	Years at WSBC
James Gardill	Chairman of the Board	44*	44
Todd Clossin	President & Chief Executive Officer	32	3
Robert Young	EVP – Chief Financial Officer	30	15
Lynn Asensio	EVP – Retail Administration	38	11
Ivan Burdine	EVP – Chief Credit Officer	36	3
Jonathan Dargusch	EVP – Wealth Management	35	6
Gregory Dugan	EVP – Senior Operations Officer	39	37
Steve Lawrence	EVP – Chief Internal Auditor	36	22
Michael Perkins	EVP – Chief Risk & Admin Officer	21	21
Anthony Pietranton	EVP – Human Resources	28**	3
Brent Richmond	EVP – Treasury & Strategic Planning	31	14
Jayson Zatta	EVP – Chief Lending Officer	30	8


* as legal counsel to WesBanco
** in financial services, including eight in banking

Financial Performance Summary Trend – Annual

Net Income [1] ($MM)



Efficiency Ratio [1]



Return on Average Assets [1]



Return on Average Tangible Equity [1]





[1] excludes merger-related expenses
Note: please see the reconciliations to GAAP results in the appendix; Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012

Diligent Focus on Credit Quality – Annual Trend

➤ Loan loss allowance decline due to improvement in credit quality



Net Charge-Offs as % of Average Loans



Legacy Loan Loss Allowance to Legacy Loans



Non-Performing Assets to Total Assets



NPAs to Total Loans, OREO & Repossessed Assets

 Note: please see the reconciliations to GAAP results in the appendix; Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012

Reconciliation: Efficiency Ratio

($000s)	Three Months Ending		Twelve Months Ending		Twelve Months Ending				
	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015
Non-Interest Expense	$46,894	$58,298	$193,923	$208,680	$140,295	$150,120	$160,998	$161,633	$193,923
Restructuring & Merger-Related Expense	($48)	($2,684)	($11,082)	($13,261)	$0	($3,888)	($1,310)	($1,309)	($11,082)
Non-Interest Expense (excluding restructuring & merger-related expense)	$46,846	$55,614	$182,841	$195,419	$140,295	$146,232	$159,688	$160,324	$182,841
Net Interest Income (FTE-basis)	$63,121	$74,256	$246,014	$263,232	$175,885	$175,027	$192,556	$200,545	$246,014
Non-Interest Income	$20,026	$21,420	$74,466	$81,499	$59,888	$64,775	$69,285	$68,504	$74,466
Total Income	$83,147	$95,676	$320,480	$344,731	$235,773	$239,802	$261,841	$269,049	$320,480
Efficiency Ratio	56.34%	58.13%	57.05%	56.69%	59.50%	60.98%	60.99%	59.59%	57.05%

 Note: "efficiency ratio" is non-interest expense excluding restructuring and merger-related expense divided by total income; FTE represents fully taxable equivalent; Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012

Reconciliation: Net Income and EPS (Diluted)

($000s, except earnings per share)	Three Months Ending		Twelve Months Ending		Twelve Months Ending				
	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015
Net Income	$23,002	$24,218	$80,762	$86,635	$43,809	$49,544	$63,925	$69,974	$80,762
Restructuring & Merger-Related Expense (Net of Tax)	$31	$1,745	$7,203	$8,619	$0	$2,527	$851	$851	$7,203
Net Income (excluding restructuring & merger-related expense)	**$23,033**	**$25,963**	**$87,965**	**$95,254**	**$43,809**	**$52,071**	**$64,776**	**$70,825**	**$87,965**
Net Income per Diluted Share	$0.60	$0.55	$2.15	$2.16	$1.65	$1.84	$2.18	$2.39	$2.15
Restructuring & Merger-Related Expense per Diluted Share (Net of Tax)	$0.00	$0.04	$0.19	$0.21	$0.00	$0.09	$0.03	$0.03	$0.19
Earnings per Diluted Share (excluding restructuring & merger-related expenses)	**$0.60**	**$0.59**	**$2.34**	**$2.37**	**$1.65**	**$1.93**	**$2.21**	**$2.42**	**$2.34**
Average Common Shares Outstanding – Diluted (000s)	38,539	43,936	37,547	40,127	26,615	26,889	29,345	29,334	37,547

 Note: Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012

29

Reconciliation: Return on Average Assets

($000s)	Three Months Ending		Twelve Months Ending		Twelve Months Ending				
	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015
Net Income [1]	$91,258	$96,344	$80,762	$86,635	$43,809	$49,544	$63,925	$69,974	$80,762
Restructuring and Merger-Related Expenses (net of tax) [1]	$123	$6,942	$7,203	$8,619	$0	$2,527	$851	$851	$7,203
Net Income (excluding restructuring & merger-related expense)	$91,381	$103,286	$87,965	$95,254	$43,809	$52,071	$64,776	$70,825	$87,965
Average Assets	$8,492,576	$9,787,943	$8,123,981	$8,939,886	$5,440,243	$5,606,386	$6,109,311	$6,253,253	$8,123,981
Return on Average Assets	1.07%	0.98%	0.99%	0.97%	0.81%	0.88%	1.05%	1.12%	0.99%
Return on Average Assets (excluding restructuring & merger-related expense)	1.08%	1.06%	1.08%	1.07%	0.81%	0.93%	1.06%	1.13%	1.08%



[1] three-month net income figures are annualized
Note: Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012

30

Reconciliation: Return on Average Tangible Equity

($000s)	Three Months Ending		Twelve Months Ending		Twelve Months Ending				
	12/31/2015	12/31/2016	12/31/2015	12/31/2016	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015
Net Income [1]	$91,258	$96,344	$80,762	$86,635	$43,809	$49,544	$63,925	$69,974	$80,762
Amortization of Intangibles [1]	$2,091	$3,451	$2,038	$2,339	$1,566	$1,398	$1,487	$1,248	$2,038
Net Income before Amortization of Intangibles	$93,349	$99,795	$82,800	$88,974	$45,375	$50,942	$65,412	$71,222	$82,800
Restructuring and Merger-Related Expenses (net of tax) [1]	$123	$6,942	$7,203	$8,619	$0	$2,527	$851	$851	$7,203
Net Income before Amortization of Intangibles and Restructuring & Merger-Related Expenses	$93,472	$106,737	$90,003	$97,593	$45,375	$53,469	$66,263	$72,073	$90,003
Average Total Shareholders Equity	$1,124,759	$1,352,813	$1,059,490	$1,215,888	$625,061	$656,684	$733,249	$780,423	$1,059,490
Average Goodwill & Other Intangibles, Net of Deferred Tax Liabilities	($488,677)	($585,529)	($442,215)	($516,840)	($280,718)	($281,326)	($318,913)	($317,523)	($442,215)
Average Tangible Equity	$636,082	$767,284	$617,275	$699,048	$344,343	$375,358	$414,336	$462,900	$617,275
Return on Average Tangible Equity	14.68%	13.01%	13.41%	12.73%	13.18%	13.57%	15.79%	15.39%	13.41%
Return on Average Tangible Equity Excluding Restructuring & Merger-Related Expenses	14.69%	13.91%	14.58%	13.96%	13.18%	14.24%	15.99%	15.57%	14.58%

[1] three-month net income figures are annualized; amortization of intangibles tax effected at 35%

 Note: Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012

31

Reconciliation: Operating Non-Interest Income

($000s)	Three Months Ending 12/31/2015	Three Months Ending 12/31/2016	Twelve Months Ending 12/31/2015	Twelve Months Ending 12/31/2016	Twelve Months Ending 12/31/2013	Twelve Months Ending 12/31/2014	Twelve Months Ending 12/31/2015
Service Charges on Deposits	$4,401	$5,474	$16,743	$18,333	$17,925	$16,135	$16,743
Electronic Banking (e-Banking) Fees	$3,691	$4,268	$14,361	$15,596	$12,198	$12,708	$14,361
Trust Fees	$5,244	$5,470	$21,900	$21,630	$19,577	$21,069	$21,900
Net Securities Brokerage Revenue	$1,795	$1,330	$7,692	$6,449	$6,248	$6,922	$7,692
Bank-Owned Life Insurance	$1,598	$1,154	$4,863	$4,064	$4,664	$4,614	$4,863
Other Fee Income	$2,228	$3,278	$7,603	$12,280	$8,070	$7,159	$7,603
Operating Non-Interest Income	**$18,957**	**$20,974**	**$73,162**	**$78,352**	**$68,682**	**$68,607**	**$73,162**
Net Securities Gains / (Loss)	$880	$63	$948	$2,357	$684	$903	$948
Net Gain / (Loss) on Other Real Estate Owned and Other Assets	$189	$383	$356	$790	($81)	($1,006)	$356
Total Non-Interest Income	**$20,026**	**$21,420**	**$74,466**	**$81,499**	**$69,285**	**$68,504**	**$74,466**



Note: Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012

Reconciliation: Legacy Loan Loss Allowance to Total Legacy Loans

($000s)	Twelve Months Ending					
	12/31/2011	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
Loan Loss Allowance	$54,810	$52,699	$47,368	$44,654	$41,710	$43,674
Acquired Allowance	$0	$0	($582)	($500)	($1)	($2,566)
Legacy Loan Loss Allowance	$54,810	$52,699	$46,786	$44,154	$41,709	$41,108
Total Portfolio Loans	$3,239,368	$3,687,762	$3,894,917	$4,086,766	$5,065,842	$6,249,436
Acquired Loans	$0	($313,398)	($227,429)	($197,023)	($773,190)	($1,583,598)
Total Legacy Portfolio Loans	$3,239,368	$3,374,364	$3,667,488	$3,889,743	$4,292,652	$4,665,838
Legacy Loan Allowance as a % of Total Legacy Portfolio Loans	1.69%	1.56%	1.28%	1.14%	0.97%	0.88%


Note: Your Community Bankshares merger closed September 2016, ESB Financial merger closed February 2015, and Fidelity Bancorp merger closed November 2012